Financial Institution Bond

Standard Form No. 14, Revised to October, 1987



Fidelity and Deposit Company of Maryland
Administrative Office
1299 Zurich Way
Schaumburg, IL 60196
(stock insurance company, herein called Underwriter)

Bond No.: FIB 0374663-00

DECLARATIONS

Item 1.   Name of Insured (herein called Insured):
Palmer Square Funds Trust

Principal Address:
Palmer Square Funds Trust
1900 Shawnee Mission Parkway, Suite 315
Woods, KS 66205

Item 2.   Bond Period: From 12:01 a.m. 01/29/2026 to 12:01 a.m. 01/29/2027
standard time at the Principal Address shown in Item 1. above.

Item 3.   The Aggregate Liability of the Underwriter during the Bond Period shall be $ 1,250,000

Item 4.   Subject to Sections 4. and 11. hereof,
the Single Loss Limit of Liability is $ 1,250,000

and the Single Loss Deductible is $ 10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)--**FORGERY OR ALTERATION**	$ 1,250,000	$ 10,000
Insuring Agreement (E)--**SECURITIES**	$ 1,250,000	$ 10,000
Coverage on Partners	$	$
Optional Insuring Agreements and Coverages:		
See Schedule A	$U-FIB-1026-A CW	$U-FIB-1026-A CW

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.   The liability of the Underwriter is subject to the terms of the following riders attached hereto:

See Attached Rider/Endorsement Index

Item 6.   The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) N/A, such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned By: _____
Authorized Representative

Schedule A



Bond No.	Eff. Date of Bond.	Exp. Date of Bond	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	-----	-----

Name of Insured: Palmer Square Funds Trust

Optional Insuring Agreements and Coverages	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud Insuring Agreement	$1,250,000	$10,000
Audit and Claims Expense	$50,000	$2,500
Uncollectible Items of Deposit	$100,000	$10,000
Fraudulent Transfer Instructions	$1,250,000	$50,000

Financial Institution Bond
Standard Form No. 14, Revised to October, 1987



Table of Contents

INSURING AGREEMENTS

(A) Fidelity p.1

(B) On Premises p.1

(C) In Transit.. p.1

(D) Forgery or Alteration.. p.2

(E) Securities... p.2

(F) Counterfeit Currency p.2

GENERAL AGREEMENTS

(A) Nominees.. p.3

(B) Additional Offices or Employees – Consolidation, Merger or Purchase of Assets – Notice............. p.3

(C) Change of Control – Notice p.3

(D) Representation of Insured p.3

(E) Joint Insured p.3

(F) Notice of Legal Proceedings Against Insured – Election To Defend p.4

CONDITIONS AND LIMITATIONS

Section 1.   Definitions.. p.4

Section 2.   Exclusions p.7

Section 3.   Discovery.. p.9

Section 4.   Limit of Liability p.9

Section 5.   Notice/Proof – Legal Proceedings Against Underwriter.................................... p.10

Section 6.   Valuation p.10

Section 7.   Assignment – Subrogation – Recovery – Cooperation...................................... p.11

Section 8.   Limit of Liability Under This Bond and Prior Insurance...................................... p.11

Section 9.   Other Insurance or Indemnity... p.11

Section 10. Ownership p.11

Section 11. Deductible Amount p.12

Section 12. Termination or Cancellation p.12



The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

(B) ON PREMISES

(1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

(C) IN TRANSIT

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

   (i)   records, whether recorded in writing or electronically, and

   (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

   (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

(D) FORGERY OR ALTERATION

Loss resulting directly from

(1) Forgery or alteration of, on, or in any Negotiable Instruments (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(E) SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

   (a) Certificated Security,

   (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

   (c) Evidence of Debt,

   (d) Instruction to a Federal Reserve Bank of the United States, or

   (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

   which

      (i)   bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

      (ii) is altered, or

      (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended creditor assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(F) COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

(A) NOMINEES

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

(B) ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

    (a) has occurred or will occur in offices or premises, or

    (b) has been caused or will be caused by an employee or employees of such institution, or

    (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

        (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

        (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

        (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

(C) CHANGE OF CONTROL - NOTICE

When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting-stock ownership. A change in ownership of voting-stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer.

(D) REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

(E) JOINT INSURED

If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

(F) NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED — ELECTION TO DEFEND

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commission and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to allow the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects such limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

    (1) signed by the maker or drawer; and

    (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

    (3) is payable on demand or at a definite time; and

    (4) is payable to order or bearer.

(n) Partner means a natural person who

    (1) is a general partner of the Insured, or

    (2) is a limited partner and an Employee (as defined in Section 1 (e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

    (1) a description of the Issue of which the Uncertificated Security is a part;

    (2) the number of shares or units:

        (a) transferred to the registered owner;

        (b) pledged by the registered owner to the registered pledgee;

        (c) released from pledge by the registered pledgee;

        (d) registered in the name of the registered owner on the date of the statement; or

        (e) subject to pledge on the date of the statement.

    (3) the name and address of the registered owner and registered pledgee;

    (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

    (5) the date:

        (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

        (b) the pledge of the registered pledgee was registered; or

        (c) of the statement, if it is a periodic or annual statement

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

    (2) of a type commonly dealt in on securities exchanges or markets; and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal or conversion of Money, securities or precious metals directly from a customer's account by an Employee provided such unlawful withdrawal or conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards;

(1) in obtaining credit or funds, or

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer - bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purported to be issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devises which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

  (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

  (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

  (1) in the mail, or

  (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C)

  except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fess, costs and expenses incurred by the Insured

  (1) in establishing the existence of or amount of loss covered under this bond; or

  (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advise, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF — LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

Section 7.

 (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

 (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

 (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

 (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

  (1) submit to examination by the Underwriter and subscribe to the same under oath; and

  (2) produce for the Underwriter's examination all pertinent records; and

  (3) cooperate with the Underwriter in all matters pertaining to the loss.

 (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be signed by its President and by its Secretary at Baltimore, Maryland, and to be countersigned on the Declarations by a duly authorized representative.

Attest

Corporate Secretary

By

President

Rider/Endorsement Index



Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026		

Policyholder/Name of Insured: Palmer Square Funds Trust

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11	
Notice of Disclosure for Agent & Broker Compensation	U-GU-874-B CW	02/23	
Important Notice-In witness Clause	U-GU-319-F	01/09	
Declarations	TSB 5062 B	10/87	
Schedule A	U-FIB-1026-A CW	01/01	
Financial Institution Bond	TSB 5062 B	10/87	
RICO Exclusion Amended Rider	F251	06/05	01
Modifications Rider	F253	06/05	02
Directors Exclusion Amended Rider	F258	06/05	03
Knowledge of Prior Dishonesty Rider	F285	11/05	04
Kansas Amendatory Rider	SR 5091 E KS	01/97	05
Cancellation Rider	SR 5969 A	06/90	06
SEC - Sole Insured Cancellation Clause Rider	SR 5834 D	05/11	07
SEC - Joint Insured Cancellation Clause Rider	SR 5971 A	10/87	08
Audit and Claims Expense Insuring Agreement Added Rider	F257	06/05	09
Computer Systems Fraud Insuring Agreement Rider	F266	06/05	10
Fraudulent Transfer Instructions Rider	SR 6271 B	05/11	11
Definition of Employee Amended Rider	U-FID-1004-A CW	10/08	12
Stop Payment Order Insuring Agreement Added	N-FIBM-1050N CW	10/17	13
Fraudulently Induced Payment Insuring Agreement Added	N-FIBM-1236N CW	05/23	14
Uncollectible Items of Deposit	N-FIBM-1158N CW	02/15	15
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	

RICO Exclusion Amended Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 14, Item (j) of Section 2. EXCLUSIONS is deleted and replaced by the following:

    (j)   damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

2. If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 25, Item (t) of Section 2. EXCLUSIONS is deleted and replaced by the following:

    (t)   damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider #   02

Modifications Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. Items (1)(d) and (e) of Insuring Agreement (E) SECURITIES are deleted and replaced by the following:

    (d) Instruction; or

    (e) Statement of Uncertificated Security;

2. Item (w) of Section 2. EXCLUSIONS is deleted.

3. Item (o) of Section 1. DEFINITIONS is deleted and replaced by the following:

    (o) Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

4. Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted and replaced by the following:

    COUNTERFEIT CURRENCY

    (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money.

5. General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE is amended by adding a final paragraph as follows:

    If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, and if the conditions in the above paragraph are not fulfilled, then the Insured shall have such coverage as is afforded under this bond for loss which:

    (a) is incurred or sustained, due to any act or acts committed by any person or persons, whether or not Employees of the Insured, after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, and

    (b) is discovered prior to the expiration of 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, or if the bond is terminated or canceled as an entirety prior to the expiration of the said 60 days, prior to the termination or cancelation of the bond, and

    (c) occurs in the offices or premises, or is caused by an employee or employees of the institution acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities.

6. The second paragraph of General Agreement D. REPRESENTATION OF INSURED is deleted and replaced by the following:

    Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

7. Items (a) and (b) of Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER are deleted and replaced by the following:

    (a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, if:

        (1) the loss is of the type which may be covered by Insuring Agreement (A) and is equal to or greater than 25% of the Deductible Amount applicable to Insuring Agreement (A),

        (2) the loss is of the type which may be covered by an Insuring Agreement other than Insuring Agreement (A) and is equal to or greater than 50% of the Deductible Amount applicable to such Insuring Agreement.

        The Insured shall upon the request of the Underwriter file with it a brief statement giving the particulars concerning such loss.

    (b) Within 6 months after discovery of loss as described in (a) above, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

8. The second paragraph of Section 11. DEDUCTIBLE AMOUNT is deleted in its entirety.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.



Rider # 03

Directors Exclusion Amended Rider

ZURICH

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

Item (d) of Section 2. EXCLUSIONS is deleted and replaced by the following:

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless

(1) such person is also an Employee or an elected official of the Insured in some other capacity; or

(2) is performing acts coming within the scope of the usual duties of an Employee,

nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Knowledge of Prior Dishonesty Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

The following is added to Section 2. EXCLUSIONS:

This bond does not cover

loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 05



Kansas Amendatory Endorsement/Rider

Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Policyholder/Name of Insured: Palmer Square Funds Trust

THIS ENDORSEMENT/RIDER CHANGES THE POLICY/BOND. PLEASE READ IT CAREFULLY.

This endorsement/rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. Notice of loss shall be submitted by the Insured within thirty days, or as soon as reasonably practical, after discovery of loss.

2. The time limit fixed in the attached bond/policy for bringing any suit, action or legal proceedings is hereby deleted and "five years" substituted therefor.

3. Anything in the attached bond/policy to the contrary notwithstanding, if the attached bond/policy has been in effect for 90 days or more, it may be canceled by the Underwriter/Company only for one of the following reasons:

   (a) nonpayment of premium;

   (b) the bond/policy was issued because of a material misrepresentation;

   (c) any Insured violated any of the material terms and conditions of the bond/policy;

   (d) unfavorable underwriting factors, specific to the Insured, exist that were not present at the inception of the bond/policy;

   (e) a determination by the commissioner that continuation of coverage could place the insurer in a hazardous financial condition or in violation of the laws of the State of Kansas; or

   (f) a determination by the commissioner that the insurer no longer has adequate reinsurance to meet the insurer's needs.

4. If the Underwriter/Company intends to deny renewal of the bond/policy, it shall give 60 days written notice to the Insured at the Insured's last known address. The Underwriter/Company may satisfy this obligation by causing such notice to be given by a licensed agent.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY/BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 06



Cancellation Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 07

SEC - Sole Insured Cancellation Clause Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. The attached bond shall not be canceled as provided in parts (a) and (b) of the Termination or Cancelation Condition, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. This rider shall become effective when the bond becomes effective.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 08



SEC - Joint Insured Cancellation Clause Rider

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

2. The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 09

Audit and Claims Expense Insuring Agreement
Added Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1.   The attached bond is amended by adding an additional Insuring Agreement as follows:

AUDIT AND CLAIMS EXPENSE

(1)   Reasonable expenses incurred by the Insured for audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of any valid and collectible loss under Insuring Agreement (A) FIDELITY, which loss exceeds the Deductible Amount applicable to such Insuring Agreement.

(2)   Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid and collectible claim for loss under Insuring Agreement (A) FIDELITY, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement.

2.   If the bond to which this rider is attached is a Financial Institution Bond, Standard Form Nos. 14 or 15, Item (u) of Section 2. EXCLUSIONS is deleted and replaced by the following; or

if the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 25, Item (o) of Section 2. EXCLUSIONS is deleted and replaced by the following:

all fees, costs and expenses incurred by the Insured

(1)   in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the Audit and Claims Expense Insuring Agreement; or

(2)   as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

3.   The Single Loss Limit of Liability for the Audit and Claims Expense Insuring Agreement is limited to the amount shown in the Declarations or amendment thereto.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 10

Computer Systems Fraud Insuring Agreement Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

> (1) entry of Electronic Data or Computer Program into; or
>
> (2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by the GENERAL AGREEMENT entitled ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE;

provided that the entry or change causes

> (i)   Property to be transferred paid or delivered;
>
> (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or
>
> (iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the **CONDITIONS AND LIMITATIONS** in the bond, the following definitions, applicable to the Computer Systems Fraud Insuring Agreement, are added:

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

> (1) computers with related peripheral components, including storage components wherever located,
>
> (2) systems and applications software,
>
> (3) terminal devices, and
>
> (4) related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

3. In addition to the **CONDITIONS AND LIMITATIONS** in the bond, the following exclusions, applicable to the Computer Systems Fraud Insuring Agreement, are added:

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

(2) failure or breakdown of electronic data processing media; or

(3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

4. The exclusion below, found in Financial Institution Bond, Standard Form Nos. 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

5. For purposes of the Computer Systems Fraud Insuring Agreement only, the Single Loss Defined subsection of Section 4. LIMIT OF LIABILITY is amended to add the following:

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Rider # 11

Fraudulent Transfer Instructions Rider



Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

1. It is agreed that the following Insuring Agreement is added to the above Bond:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1) The fraudulent instruction purports, and reasonably appears, to have originated from:

(a) such Customer,

(b) an Employee acting on instructions of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5) For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6) The insured preserved a contemporaneous record of the call back, if any, and the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account of Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

(b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of the ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

    (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

    (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

8. The amount of any single transfer for which verification via a call back will be required is: $ 10,000.

9. This rider shall become effective as of 12:01 a.m. on 01/29/2026.

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.



Rider # 12

Definition of Employee Amended Rider

ZURICH

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

The definition of Employee is amended to include Palmer Square Funds Trust

ALL OTHER TERMS AND CONDITIONS OF THE BOND SHALL APPLY AND REMAIN UNCHANGED.

Stop Payment Order Insuring Agreement Added



This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.
To be attached to and form part of Bond No. FIB 0374663-00   Effective Date 01/29/2026

It is agreed that:

The following Insuring Agreement is added to the above Bond:

I.   STOP PAYMENT ORDER

Loss which the Insured shall become legally obligated to pay a customer or authorized representative of such customer for damages due to the Insured's

(1) failure to comply with any notice from any customer of the Insured or any authorized representative of such customer to stop payment of any Negotiable Instrument made or drawn by such customer; or

(2) refusal to pay any Negotiable Instrument made or drawn by a customer of the Insured; or

Damages under subparagraph (2) above shall not include the amount of any Negotiable Instrument in question, nor any amounts paid to the payee, endorser or accommodation party of such Negotiable Instrument.

I. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

II. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth as follows:

   a. Single Loss Limit of Liability: $100,000
   b. Single Loss Deductible: $10,000

13 – Rider

Rider # 14

Fraudulently Induced Payment Insuring Agreement Added
(With and Without Official Authorization)



ZURICH

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Name of Insured: Palmer Square Funds Trust

THIS RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This Rider modifies insurance provided under the following:

Financial Institution Select Bond

It is agreed that:

I. The Table of Limits of Liability and Deductible Amounts is amended by adding the following:

Insuring Agreement or Coverage		Single Loss Limit of Liability	Single Loss Deductible
Fraudulently Induced Payment		$1,250,000	$10,000
(1)	Fraudulently Induced Payment with Official Authorization	$1,250,000	$10,000
(2)	Fraudulently Induced Payment Without Official Authorization	$1,250,000	$10,000

II. **INSURING AGREEMENTS** is amended by adding the following:

FRAUDULENTLY INDUCED PAYMENT

Fraudulently Induced Payment with Official Authorization

(1) Loss of **money**, **certificated securities** or **uncertificated securities**, on deposit in the Insured's own account, resulting directly from a **fraudulently induced instruction** causing **money**, **certificated securities** or **uncertificated securities** to be transferred from the Insured's own account to a person, entity, place or account outside of the Insured's control where the Insured obtained an **official authorization** prior to such Loss.

Fraudulently Induced Payment Without Official Authorization

(2) Loss of **money**, **certificated securities** or **uncertificated securities**, on deposit in the Insured's own account, resulting directly from a **fraudulently induced instruction** causing **money**, **certificated securities** or **uncertificated securities** to be transferred from the Insured's own account to a person, entity, place or account outside of the Insured's control where the Insured did not obtain an **official authorization** prior to such Loss.

As used in this Insuring Agreement:

(1) **Fraudulently induced instruction** means any **instruction** communicated for the purpose of directing or transferring **money**, **certificated securities** or **uncertificated securities** and/or updating vendor bank account information that were communicated by:

(a) a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other **employee** to an Insured, or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other **employee** to an Insured (hereinafter referred to as an **internal requestor**);

(b) a person purporting to be an **employee** of a vendor that has a legitimate pre-existing arrangement or written agreement to provide goods or services to the Insured to an Insured, or by an individual acting in collusion with

such person purporting to be a vendor **employee** to an Insured (hereinafter referred to as a **vendor requestor**); provided, however, **fraudulently induced instruction** shall not include any such **instruction** transmitted by an actual vendor **employee** who was acting in collusion with any third-party in submitting such **instruction**; or

(c) the Insured to a financial institution in connection with an account maintained by such Insured at such financial institution;

but which **instructions** were not actually made by a director, officer, partner, member or sole proprietor or other **employee** of the Insured or by an **employee** of a vendor.

(2) **Official authorization** means a valid handwritten signature of at least two **employees**, or an electronic record of entry and approval into a wire transfer system, accounting system, or similar system which is capable of maintaining and reproducing an audit trail that demonstrates that at least two **employees** approved a transaction within their authority, provided that:

(a) a **forgery** shall not be deemed an **official authorization**; and

(b) an **official authorization** shall not include a typed name in any form (including but not limited to e-mail, letterhead or pre-printed material), but shall include electronic reproductions of handwritten signatures in any form.

(3) Single Loss means a single transfer, payment, or delivery of funds in excess of the Single Loss Deductible.

Special Conditions:

Subject to the Single Loss Limit of Liability for this Insuring Agreement set forth in the Table of Limits of Liability and Deductible Amounts, the Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations and covered under the Fraudulently Induced Payment Insuring Agreement shall not exceed $$1,250,000.

All limits specified for this Insuring Agreement set forth in the Table of Limits of Liability and Deductible Amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3 of the Declarations, and in no way shall serve to increase the Underwriter's Limit of Liability as therein stated.

For the purposes of this Insuring Agreement, exclusion (g) is replaced with the following:

(g) loss caused by an **employee**, except when covered under Insuring Agreement (A) or when covered under Insuring Agreements (B) or (C) and resulting directly from unintentional acts of the **employee** causing mysterious unexplainable disappearance, misplacement, destruction of or damage to **property** or when covered under the Fraudulently Induced Payment Insuring Agreement and resulting directly from unintentional acts of the **employee**;

All other terms and conditions of the bond shall apply and remain the same.

Rider # 15

UNCOLLECTIBLE ITEMS OF DEPOSIT



Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Rider	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Policyholder/Name of Insured: Palmer Square Funds Trust

THIS ENDORSEMENT/RIDER CHANGES THE POLICY/BOND. PLEASE READ IT CAREFULLY.

This endorsement/rider modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

UNCOLLECTIBLE ITEMS OF DEPOSIT

a.   We will pay for loss resulting directly from your having credited a "customer's" account on the faith of any "item of deposit" which proves to be uncollectible, provided the crediting of such account causes:

(1)   Dividends to be paid;

(2)   Shares to be issued; or

(3)   Redemptions or withdrawals to be made;

from an account of an "investment company".

b.   The following condition is precedent to coverage under this Insuring Agreement:

After processing "items of deposit" for collection, you must wait the minimum number of days shown in the Declarations before paying any dividends, issuing any shares or permitting any redemptions or withdrawals with regard to such "items of deposit".

c. "Items of deposit" shall not be deemed uncollectible until after your collection procedures have failed.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY/BOND SHALL APPLY AND REMAIN UNCHANGED.

Sanctions Exclusion Endorsement



Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 0374663-00	01/29/2026	01/29/2027	01/29/2026	----	----

Policyholder: Palmer Square Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Financial Institution Bond, Standard Form No. 14

It is agreed that:

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY SHALL APPLY AND REMAIN UNCHANGED.

**PALMER SQUARE FUNDS TRUST**

**SECRETARY'S CERTIFICATE**

The undersigned hereby certifies that he is the Secretary of Palmer Square Funds Trust ("PFST" or the "Trust"); that the following is a true and correct copy of the resolutions approving the form of the fidelity bond adopted by vote of a majority of the members of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust ("Independent Trustees"), within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 Act, as amended ("1940 Act"), on the 20th day of November 2025; and that said resolutions are in full force and effect:

> **RESOLVED**, that giving due consideration to the aggregate assets of PSFT, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in PSFT's portfolios, the nature and method of conducting PSFT's operations and the accounting procedures and controls of PSFT, the coverage against larceny and embezzlement provided under a bond (the "Bond") issued by Fidelity and Deposit Company of Maryland in the amount of $1,250,000 is approved by the Board of Trustees of PSFT (including a majority of such Trustees who are not "interested persons" of PSFT as such term is defined in the Investment Company Act of 1940, as amended) as to amount and form, and therefore, the appropriate officers of PSFT be, and they hereby are, and each hereby is authorized to cause PSFT to obtain the Bond on behalf of PSFT in the amount designated above; and it is

> **FURTHER RESOLVED**, that the payment by PSFT of the premium for the period from January 29, 2026 to January 29, 2027, be, and it hereby is, ratified and approved; and it is

> **FURTHER RESOLVED**, that the President, Secretary, or Treasurer of PSFT be and is hereby designated the officer who shall be responsible for the filing and the notices required by Paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940 concerning the Bond.

In witness whereof, the undersigned has executed this Certificate this the 25th day of February 2026.


/s/ Scott Betz
Scott Betz
Secretary


Palmer Square Funds Trust
1900 Shawnee Mission Pkwy, Unit 315
Mission Woods, Kansas 66205

February 25, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: Palmer Square Funds Trust ("Trust"); File Nos. 811-23946 and 333-277718

Ladies and Gentlemen:

On behalf of the Trust, please find enclosed the following documents for filing pursuant to Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. FIB 0374663-00, a single insured bond in the amount of $1,250,000 (the "Bond"); and

2. Resolutions adopted by the Board of Trustees of the Trust (collectively, the "Board" and each individually, a "Trustee"), including by a majority of the Trustees who are not "interested persons" of the Trust, as defined by Section 2(a)(19) of the 1940 Act, at a meeting of the Board held on November 20, 2025, approving the form and amount of the Bond.

A premium was paid for the Bond for the period commencing January 29, 2026 and ending January 29, 2027.

PALMER SQUARE FUNDS TRUST

/s/ Scott Betz
Scott Betz
Secretary